SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. _)(1)

                       Carnegie International Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   143500-10-6
                                 (CUSIP Number)

                                December 28, 1998
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|  Rule 13d-1(b)

      |_|  Rule 13d-(c)

      |X|  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143500-10-6                                                     PAGE 1


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GREATER METROPOLITAN CORP., INDIVIDUAL RETIREMENT ACCOUNT
    f/b/o LEONARD MEZEI, SK FUNDING, INC., OLYMPIA PARTNERS, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    a. |_|
                                                                         b. |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER

    -0-
--------------------------------------------------------------------------------
6   SHARED VOTING POWER

    3,651,000
--------------------------------------------------------------------------------
7   SOLE DISPOSITIVE POWER

    -0-
--------------------------------------------------------------------------------
8   SHARED DISPOSITIVE POWER

    3,651,000
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,651,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.33%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    00
--------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                       Carnegie International Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

11350 McCormick Road, Executive Plaza #3, Suite 1001,
Hunt Valley, Maryland 21031

Item 2(a).   Name of Person Filing:

Greater Metropolitan Corp., Individual Retirement Account f/b/o Leonard Mezei, SK Funding, Inc., Olympia Partners, LLC

Item 2(b).   Address of Principal Business Office or, if None,
             Residence:

                  333 Seventh Avenue, New York, New York 10001

Item 2(c).   Citizenship:

                                       USA

Item 2(d).   Title of Class of Securities:

                           Common Stock, no par value

Item 2(e).   CUSIP Number:


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

       (b) |_| Bank is defined in Section 3(a)(6) of the Exchange Act.

       (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) |_| Investment company registered under Section 8 of the Investment Company Act.

       (e)  |_|  An investment adviser in accordance with Rule
                 13d- 1(b)(l)(ii)(E);


                               Page 3 of 6 Pages

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(l)(ii)(F);

       (g) |_| A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

       (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j)  |_|  Group, in accordance with Rule 13d-1(b)(l)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check
       this box                       |_|

Item 4.      Ownership:

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned:

                               3,651,000

       (b)  Percent of class:

                              8.33%

       (c)  Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote  -0-

       (ii) Shared power to vote or to direct the vote  3,651,000

       (iii)Sole power to dispose or to direct the disposition of  -0-

       (iv) Shared power to dispose or to direct the disposition of  3,651,000

Item 5.     Ownership of Five Percent or Less of a Class:

                                 Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not applicable.

Item 8.     Identification and Classification of Members of the Group:

                                 Not applicable.


                               Page 4 of 6 Pages

Item 9.     Notice of Dissolution of Group:

                                 Not applicable.

Item 10.    Certification:

                                 Not applicable.

                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        February 18, 1999
                                                   (Date)

                                        GREATER METROPOLITAN CORP.

                                        By:/s/ Leonard Mezei
                                           -------------------------------------
                                               Leonard Mezei, President

                                        INDIVIDUAL RETIREMENT ACCOUNT
                                           f/b/o LEONARD MEZEI

                                        By:/s/ Leonard Mezei
                                           -------------------------------------
                                               Leonard Mezei, Beneficial Owner

                                        SK FUNDING, INC.

                                        By:/s/ Sara Krieger
                                           -------------------------------------
                                               Sara Krieger, President

                                        OLYMPIA PARTNERS, LLC

                                        By:/s/ Harold Kleiman
                                           -------------------------------------
                                               Harold Kleiman, Officer


                               Page 5 of 6 Pages

                                                                       Exhibit A

Joint Filing Agreement

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Carnegie International Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 18th day of February, 1999.

                                        GREATER METROPOLITAN CORP.

                                        By:/s/ Leonard Mezei
                                           -------------------------------------
                                               Leonard Mezei, President

                                        INDIVIDUAL RETIREMENT ACCOUNT
                                           f/b/o LEONARD MEZEI

                                        By:/s/ Leonard Mezei
                                           -------------------------------------
                                               Leonard Mezei, Beneficial Owner

                                        SK FUNDING, INC.

                                        By:/s/ Sara Krieger
                                           -------------------------------------
                                               Sara Krieger, President

                                        OLYMPIA PARTNERS, LLC

                                        By:/s/ Harold Kleiman
                                           -------------------------------------
                                               Harold Kleiman, Officer


                               Page 6 of 6 Pages